

June 15, 2012

Via E-mail
Dean Huge
Chief Financial Officer
Norman Cay Development, Inc.
2817 NE 32 Street, #201
Fort Lauderdale, FL 33306

> **Re:** **Norman Cay Development, Inc.**
> **Form 10-Q/A for the quarter ended January 31, 2012**
> **Filed on June 5, 2012**
> **Form 8-K/A dated January 23, 2012**
> **Filed on June 5, 2012**
> **Response letter dated June 5, 2012**
> **File No. 000-54709**

Dear Mr. Huge:

We have reviewed your filings and response letter dated June 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

Form 8-K/A filed June 5, 2012

Item 1. Business, page 4

1. It does not appear your response to comment 3 from our letter dated April 4, 2012 is in the disclosure. If so, please advise exactly where your response is; otherwise, revise to incorporate your response regarding the relationships among Norman Cay Development, Inc. and its affiliates, Discovery Gold Ghana Limited and its affiliates, and North Springs Resources Corp. and its affiliated at the time of the earn-in agreement.

Option Assignment Agreement, page 7

2.   We note your responses to comments 4 and 5 from our letter dated May 21, 2012 regarding the delay in the execution of the Option Assignment Agreement and the current lack of legal effectiveness and enforceability of the assignment of the Option. Please prominently highlight throughout your disclosure the date the Option Assignment Agreement was executed by all parties and yet, notwithstanding this, the assignment of the Option to Discovery Gold Ghana Limited ("DGG") is not currently legally effective or enforceable so that DGG has not succeeded to the Option Assignment Agreement. Clearly state that Norman Cay Development, Inc. acquired DGG prior to the execution of the Option Assignment Agreement and revise disclosure that suggests otherwise, such as the third and fourth sentences in the second paragraph on page 4. Please present a risk factor on this issue and revise your Management's Discussion and Analysis accordingly. Similarly, revise the Form 10-Q for the fiscal quarter ended January 31, 2012 as necessary.

3.   We note your response to comment 5 from our letter dated May 21, 2012. It is unclear whether DGG has paid the note issued to Xtra Gold Resources Corp. in the principal amount of $135,000 as consideration for the assignment of the option. Please disclose the date of repayment. If DGG has not repaid the note, please explain why the Option Assignment Agreement was submitted for Ghana government approval on April 4, 2012. Revise your Managements' Discussion and Analysis and Form 10-Q as necessary if the note is still outstanding.

Form 10-Q for Fiscal Quarter Ended January 31, 2012, as amended June 5, 2012

3. Acquisition of Discovery Gold Ghana Ltd., page 10

4.   Your response to comment 8 from our letter dated May 21, 2012 provides no indication that Discovery Gold Ghana Limited (DGGL) engaged in any operations other than those transactions limited to issuing shares and acquiring the Edum Banso prospecting rights and the option from Xtra-Gold Resources. Moreover, it appears from your response dated June 5, 2012 that DGGL entered into its transaction with Norman Cay Development solely to obtain future access to funding opportunities available to public companies. For these reasons and for reasons stated in our letter dated May 21, 2012, it continues to appear to us that the August 27, 2011 portion of this structured transaction is substantive and reflects the sale and purchase of the asset in question in an arm's-length transaction between willing parties, with inactive shell company, DGGL, in contemplation by Xtra-Gold Resources of the consideration ultimately transferred, consideration consisting of cash and a 5.7% equity interest on Norman Cay Development. We continue to believe that the August 27, 2011 transaction as contractually contemplated between Xtra-Gold Resources and the registrant together with DGGL best reflects the fair value of the consideration exchanged. Please revise.

2.(h) Mineral Property Costs, page 11

5.   We have considered your revenue recognition disclosure added to page 9 of your amended Form 10-Q.   Norman Cay Development, however, entered into an arrangement on January 25, 2012 and sold 10% of the Edum Banso Option to North Springs Resources Corp. for $1.25 million, of which $250,000 had been received. This transaction appears to meet the first three of your revenue recognition criteria. However, as the initial option payment was charged against the carrying costs of these mineral rights, it appears that collectability of the full sales price is not assured. Please advise and expand your discussion of liquidity and capital resources to address any material uncertainties regarding the collection of the full sales price.

6.   Further, it appears from your earlier response to comment 13 of our letter dated April 4, 2012 that you currently plan to use a *cost recovery method* to recognize revenue from the sales of your Edum Banso prospecting rights to North Springs Resources Corp. Please revise your accounting policy disclosure to specify how you are accounting for the sale of your Edum Banso prospecting rights to North Springs Resources Corp. prior to the occasion on which all criteria for revenues recognition have been met.

You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3810, if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
      Wei Wang, Esq.
      Sichenzia Ross Friedman Ference LLP